SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[x] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                        Lens Investment Management, LLC
                           Ram Trust Services, Inc.
                               Robert B. Holmes
                               John B. Goodrich
                                  Nell Minow
                               Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[x] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------

                                                              May 7, 1999

May 7, 1999

To Our Fellow Shareholders of Juno Lighting, Inc.:

The Lens Group is the beneficial owner of approximately 7.2% of the outstanding shares of common stock of Juno Lighting, Inc. ("Juno" or the "Company"). We have serious doubts about whether Juno's announced transaction to be acquired by

Fremont Investors I, LLC ("Fremont Investors") is the best possible deal for the shareholders. We have outlined below both our cause for concern and what we see as a viable alternative to the Fremont Investors' deal. As we consider the best way for us to raise these concerns, we would be grateful for your thoughts.


CAUSES FOR CONCERN:
-------------------

         THE PRICE:  What is the value to us of the Fremont Investors' deal?

          o The headline of Juno's March 26, 1999 press release announcing the deal says "Juno Lighting, Inc. Announces $25.00 Per Share
               Recapitalization Merger...."

          o Read the fine print and you will see that you are by no means being offered $25 per share in cash.

          o The Fremont Investors' deal provides that 12.9% of Juno's shares of common stock must be retained by the public shareholders. Accordingly, if you elect


     ---------------------------------------------------------------------------

     The "Lens Group" consists of Lens Investment Management, LLC, Ram Trust Services, Inc., Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks. The Lens Group has filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") with respect to the solicitation of proxies in connection with Juno's 1999 annual meeting of shareholders for the election of Mr. Monks and Ms. Minow as directors of Juno and an amendment to Juno's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on Juno's Board of Directors. The Lens Group is not seeking your vote at this time. Juno has not yet announced a time, place or date for the 1999 annual meeting. The Lens Group will send shareholders a final proxy statement, including a proxy card, at the earliest practicable date following such announcement. However, it now appears likely that the Fremont Investors' deal will be submitted to shareholders for approval at a special meeting before the annual meeting is held.

     ---------------------------------------------------------------------------


NY2:\449929\03\9N6103!.DOC\58531.0006
               to receive cash for all your shares, you may nevertheless be required to retain a continuing equity interest or "stub" for the balance. In other words, you might receive, in effect, as little as $21.775 per share in cash plus the stub.

          o    What is the value of the stub?

                    o The Company's preliminary registration statement relating to the Fremont Investors' deal, which was filed with the SEC on April 14, 1999 (Juno's "SEC Filing"), doesn't offer much guidance.

                    o According to Juno's SEC Filing, Juno's financial advisor, William Blair & Company, L.L.C. ("Blair"), who delivered an opinion as to the fairness of the transaction, used a valuation of $25 per share for the deal ($21.78 in cash and $3.22 for the stub) but does not set forth an actual estimate of the value of the stub. The Company is also silent on this matter.

                    o Juno's SEC Filing makes clear that no dividends are expected to be paid after the acquisition transaction (as opposed to dividends paid for the last two quarters at the rate of $.40 per share per annum).

                    o Further, the Company states in the SEC Filing that, following the merger, there may be a significant decrease in liquidity of the stock which means, to us, that shareholders may experience difficulties selling shares or obtaining prices that reflect their value.

          o    It gets worse.

                    o As a condition to the Fremont Investors' deal, shareholders must approve the 1999 Stock Award and Incentive Plan, which would allow up to 940,000 additional shares of common stock to be issued by Juno to management pursuant to option grants.

                    o If options for all those shares are issued, they would represent approximately 28% of the common stock after the deal (assuming 2.4 million shares remain outstanding) and over 12% of the common stock on a fully-diluted basis.

                    o We ask: Whose interest is being served by making approval of the option plan a condition to the deal?

          THE PROCESS: Why did a financial buyer, not a strategic buyer, end up with the deal?

          o Fremont Investors is a financial buyer, with no other investment in Juno's industry. We believe that a strategic buyer, who could realize operating synergies, would be able to pay a higher price.

          o We understand that at least one potential strategic buyer, who Juno itself includes in its peer group, was never contacted to make a bid.

          o Juno did not have an open public auction but shopped itself privately and selectively.

          o Could it be that Juno, governed by a management-controlled Board of Directors, did not want to see the executives' jobs threatened by a sale to an industry competitor?

AN ALTERNATIVE:  Return cash to the shareholders and then publicly auction the
                 Company.

          o Juno can borrow modestly against the strength of its operating business and real estate assets. Based upon Juno's estimate of 1999 earnings before interest, taxes and depreciation ("EBITDA") contained in Juno's SEC Filing, we believe it should be able to borrow from banks $100 million at an assumed interest rate of 8.0% per annum with 5-1/2 year amortization and have EBITDA interest coverage of 6.1x.

          o Juno can combine the proceeds of this borrowing with approximately $110 million of excess cash and marketable securities which we estimate that the Company will have on its balance sheet by the end of its fiscal year,(1) and repurchase, through a self-tender or otherwise, 8.4 million shares (approximately 45% of the outstanding stock) at $25 per share.

          o Juno can then carefully and professionally arrange for a public auction of the business. Based on Juno's estimates of fiscal 1999 sales and EBITDA contained in Juno's SEC Filing and taking into account the effects of the use of cash and borrowings as described above(2) and certain assumptions necessary to derive estimated net income,(3) we estimate that earnings per share would be approximately $2.29 on the remaining 10.2 million shares outstanding. Based on the trading multiples of Juno's peers (an average of approximately 14X earnings per share),(4) plus a modest 5% premium for control, the equity of the business should be worth $342.9 million. With approximately 10.2 million shares remaining outstanding, the value per share would equate to $33.63.(5)

          o Based on the foregoing, if a current shareholder sold 45% of his or her shares to Juno in the stock buy-back and the balance in connection with a sale of the Company at the value estimated above, he or she would receive, on a blended basis, $11.29 per share in cash upon the buy-back and $18.44 per share in cash upon the sale of the business; or $29.73 per share in total.(6)

If you share our concerns about the Fremont Investors' deal, we urge you to let Juno's Board of Directors know as soon as possible. The Company's address and telephone number are: Juno Lighting, Inc., 1300 S. Wolf Road, Des Plaines, Illinois 60017-5065; (847) 827-9880. According to Juno's SEC filing, its current directors are Robert S. Fremont, Thomas W. Tomsovic, Julius Lewis, Allan Coleman and George M. Ball.

We also would like to hear what you think of our alternative, which would give existing shareholders significant cash and continuing control over Juno pending an ultimate sale, and whether you would be willing to support a "just vote no" effort. PLEASE CALL OR E-MAIL RICK BENNETT OF LENS (TEL.: (207) 775-4296; E-MAIL: RBENNETT @LENS-INC. COM).

Juno is our company and we have the final word. The deal cannot go forward without shareholder approval, and we, the shareholders, do not have to approve any deal that is not in our interest. We look forward to hearing from you.


Sincerely yours,


LENS INVESTMENT MANAGEMENT LLC


--------------------------------

1 The Company had approximately $103.7 million of cash and marketable securities on its balance sheet as of February 28, 1999, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended on such date. Based upon Juno's estimate of 1999 EBITDA contained in Juno's SEC Filing, we anticipate that such amount will increase to approximately $117 million by November 30, 1999.

2        This consisted of the following pro forma adjustments for fiscal 1999:
         additional interest expense of approximately $8.1 million; reduced interest and dividend income of approximately $5.0 million; and an income tax rate of approximately 40%.

3 In preparing our estimate of fiscal 1999 net income, we subtracted from the estimate of fiscal 1999 EBITDA contained in Juno's SEC Filing (approximately $50.6 million), our estimates of (i) depreciation and amortization (we used $3.8 million as compared with actual depreciation and amortization of approximately $3.7 million for fiscal 1998), (ii) net interest and dividend income (we used approximately $5.1 million, representing four times the actual result for the first quarter of fiscal 1999) and (iii) income taxes (we estimated approximately $18.7 million based on our estimate of $51.9 million of fiscal 1999 pre-tax income taxable at a 36% rate, as compared with actual income taxes of $14.6 million in fiscal 1998).

4 We have assumed that Juno's "peers" consist of the following five publicly traded companies in the lighting industry which, according to Juno's SEC Filing, were used by Blair, Juno's financial advisor, in its analysis: Advance Lighting Technology, Inc., Genlyte Group Inc., Holophane Corp., LSI Industries Inc. and SLI, Inc. The average price/earnings multiple was computed based upon earnings per share estimates for fiscal 1999 from First Call Corporation and the closing share prices as of April 30, 1999. In addition, for purposes of computing such average, the highest price/earnings multiple (Advance Lighting Technology Inc. - 50.0x) and the price/earnings multiple for Genlyte Group Inc. (for which a First Call Corporation estimate was not available) were excluded.

5 We note that the average multiple of market equity value plus book value of total debt less cash and equivalents ("enterprise value") to trailing 12-month EBITDA of the same "peers" used above was 9.2x as of April 30, 1999. Using such multiple plus a modest 5% premium for control, the equity of Juno should be worth approximately $313.1 million after the buy-back. With approximately 10.2 million shares remaining outstanding after the buy-back, the value per share would equate to $30.71.

6 Based on the enterprise value/EBITDA analysis set forth in the immediately preceding footnote, if a current shareholder sold 45% of his or her shares to Juno in the stock buy-back and the balance in connection with a sale of the Company at the value estimated in such footnote, he or she would receive, on a blended basis, $11.29 per share in cash upon the buy-back and $16.84 per share in cash upon the sale of the business; or $28.13 in total.